Transamerica Asset Management, Inc. P.O. Box 9012 Clearwater, Florida 33758-9012 727-299-1800

February 28, 2012

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	Transamerica Funds (the “Trust”)
(1933 Act File No.: 033-02659) (1940 Act File No.: 811-04556)

Ladies and Gentlemen:

We are filing today, through the EDGAR system on behalf of the Trust, Post-Effective Amendment No. 151 (the “Amendment”) to the Trust’s registration statement on Form N-1A relating to the Funds (defined below). The Amendment is being filed under paragraph (a) of Rule 485 under the Securities Act of 1933, as amended (“1933 Act”), and Rule 8b-16 under the Investment Company Act of 1940, as amended. The Amendment relates solely to the following series of the Trust: Transamerica AEGON Flexible Income, Transamerica AEGON Money Market, Transamerica AEGON Short-Term Bond, Transamerica Clarion Global Real Estate Securities, Transamerica JPMorgan International Bond, Transamerica Morgan Stanley Capital Growth, Transamerica Morgan Stanley Growth Opportunities, Transamerica Multi-Managed Balanced, Transamerica Systematic Small/Mid Cap Value and Transamerica WMC Diversified Equity (collectively, the “Funds”).

The Prospectuses and Statement of Additional Information included in the Amendment are the same as those included in Post-Effective Amendment No. 145 to the Trust’s Registration Statement (Accession No. 0001193125-11-350890) filed with the Commission on December 22, 2011 pursuant to Rule 485(a) (1) under the 1933 Act and Rule 8b-16 under the 1940 Act. We note that the Staff has reviewed and commented on Post-Effective Amendment No. 145. The Amendment is being filed pursuant to Rule 485(a) under the 1933 Act solely to include class identifiers for Classes A, C and I of Transamerica JPMorgan International Bond as required by Rule 313 of Regulation S-T. Post-Effective Amendment No. 145 was filed, in part, to register Class A, Class C, and Class I shares of Transamerica JPMorgan International Bond.

We hereby request, pursuant to Rule 461 of the 1933 Act, that the effective date of the Amendment be accelerated so that the Amendment may become effective on March 1, 2012.

Please direct any comments or questions about this filing to the undersigned at (727) 299-1844.

Very truly yours,

/s/  Timothy J. Bresnahan

Timothy J. Bresnahan

Assistant Secretary